

July 3, 2012

Via E-mail
Carol Yu
Co-President and Chief Financial Officer
Sohu.com Inc.
Level 12, Sohu.com Internet Plaza
No. 1 Unit Zhongguancun East Road, Haidian District
Beijing 100084
People's Republic of China

> **Re:** **Sohu.com Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed on February 28, 2012**
> **File No. 000-30961**

Dear Ms. Yu:

We have reviewed your letter dated May 25, 2012 in connection with the above-referenced filing and have additional comments related to your Part III information incorporated by reference in your definitive proxy statement on Schedule 14A filed on April 27, 2012. In our comments, we may ask you to provide us with information so we may better understand your disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Part III Information Incorporated by Reference in Definitive Proxy Statement on Schedule 14A Filed on April 27, 2012

Executive Compensation, page 12

1. Please confirm in future filings that you will provide more details of the companies that comprise of your peer groups used for benchmarking purposes. Specifically, please disclose the number of companies that comprise Peer Groups 1 and 3 and explain why you do not list all of these companies, as opposed to the small samples provided. In light of the large number of companies in Peer Group 2, a representative sample appears

appropriate. However, please explain why you believe the three companies listed in Peer Group 2 comprise a representative sample. It appears that you should, at a minimum, provide disclosure of the companies that are clustered around the 50th and 75th percentiles for total compensation, since those are the benchmarks used by the Hay Group in its recommendations to your compensation committee.

2.   Please confirm in future filings that you will provide an individualized discussion of how your compensation committee determined the amount of equity awards granted to your named executive officers. We note, for example, that the distribution of equity awards varies widely between named executive officers with no explanation.

3.   We note that your Sogou Share Option Awards vest after over a four-year period and are subject to annual performance milestones. Please confirm that you will disclose these annual performance milestones, including any material financial targets, after these options have vested.

        You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 if you have any questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via E-mail
        Timothy B. Bancroft, Esq.
        Goulston & Storrs